STATEMENT OF INVESTMENTS
Dreyfus Growth And Income Fund, Inc.
January 31, 2008 (Unaudited)

Common Stocks--96.8%	Shares	Value ($)
Consumer Discretionary--14.7%		
Advance Auto Parts	274,098	9,779,817
Amazon.com	39,722 a,b	3,086,399
Best Buy	110,073	5,372,663
Coach	177,938 b	5,702,913
DeVry	162,598	8,973,784
Discovery Holding, Cl. A	158,126 a,b	3,671,686
Expedia	229,979 b	5,294,116
Gap	860,174	16,446,527
Home Depot	220,969	6,777,119
International Game Technology	131,729 a	5,620,876
Nordstrom	197,821 a	7,695,237
Omnicom Group	150,232	6,816,026
Royal Caribbean Cruises	191,646 a	7,719,501
Starbucks	255,904 b	4,839,145
Walt Disney	164,124	4,912,231
		102,708,040
Consumer Staples--13.4%		
Altria Group	144,999	10,993,824
Avon Products	277,254	9,709,435
Colgate-Palmolive	86,916	6,692,532
CVS Caremark	91,485	3,574,319
Dean Foods	291,637 a	8,165,836
Estee Lauder, Cl. A	131,164	5,535,121
Kraft Foods, Cl. A	240,392	7,033,870
Procter & Gamble	93,765	6,183,802
Wal-Mart Stores	436,243	22,196,044
Whole Foods Market	343,150 a	13,533,836
		93,618,619
Energy--8.1%		
Chevron	87,446	7,389,187
Exxon Mobil	267,810	23,138,784
Halliburton	162,757	5,398,650
Schlumberger	45,294	3,417,885
Sunoco	57,651	3,585,892
SunPower, Cl. A	46,857 a,b	3,237,350
Tesoro	85,288	3,330,496
Ultra Petroleum	98,753 b	6,794,206
		56,292,450
Exchange Traded Funds--1.2%		
iShares Russell 1000 Growth Index Fund	51,133 a	2,862,425
Powershares QQQ	60,974 a	2,751,757
Standard & Poor's Depository Receipts (Tr. Ser. 1)	18,599 a	2,554,945
		8,169,127
Financial--9.8%		
Assurant	132,946	8,626,866
Bank of America	1	44
Charles Schwab	618,254	13,787,064
Citigroup	254,834	7,191,415
CME Group	11,913 a	7,372,956
Goldman Sachs Group	33,462	6,718,166
Janus Capital Group	239,089 a	6,457,794
State Street	81,678	6,707,397

Unum Group	511,039 a	11,559,702
		68,421,404
Health Care--12.8%		
Allergan	202,444	13,602,212
Amylin Pharmaceuticals	247,872 a,b	7,349,405
Genentech	127,651 b	8,959,824
Gilead Sciences	293,652 b	13,416,960
Johnson & Johnson	60,270	3,812,680
Medtronic	76,570	3,565,865
Merck & Co.	219,545	10,160,543
Pfizer	231,759	5,420,843
Pharmaceutical Product Development	207,103	8,979,986
Thermo Fisher Scientific	269,976 b	13,901,064
		89,169,382
Industrial--7.9%		
Canadian National Railway	116,829	5,889,350
Deere & Co.	61,713	5,415,933
FedEx	51,533	4,817,305
General Electric	619,490	21,936,141
Northwest Airlines	148,693 b	2,782,046
Union Pacific	29,162	3,646,125
Waste Management	329,736	10,696,636
		55,183,536
Information Technology--24.1%		
Accenture, Cl. A	152,717	5,287,062
Adobe Systems	300,274 b	10,488,571
Akamai Technologies	131,304 b	3,965,381
Apple	56,378 b	7,631,326
Broadcom, Cl. A	325,907 b	7,196,026
Cisco Systems	763,126 b	18,696,587
Corning	354,934	8,543,261
eBay	117,909 a,b	3,170,573
Electronic Arts	212,302 b	10,056,746
EMC	429,991 b	6,823,957
Google, Cl. A	22,678 b	12,797,195
Intel	467,498	9,910,958
KLA-Tencor	102,532 a	4,283,787
Marvell Technology Group	322,233 b	3,824,906
MEMC Electronic Materials	97,565 b	6,971,995
Microsoft	1,131,071	36,872,915
Teradata	159,123 b	3,790,310
Yahoo!	347,039 a,b	6,656,208
		166,967,764
Materials--2.2%		
Ecolab	84,271	4,066,076
Freeport-McMoRan Copper & Gold	37,257	3,316,991
Monsanto	33,532	3,770,338
Potash of Saskatchewan	29,770	4,193,998
		15,347,403
Telecommunication Services--2.6%		
AT & T	149,244	5,744,401
Juniper Networks	300,812 a,b	8,167,046
QUALCOMM	97,426	4,132,811
		18,044,258
Total Common Stocks		
(cost $644,867,053)		**673,921,983**

Other Investment--2.5%

Registered Investment Company;

Dreyfus Institutional Preferred
    Plus Money Market Fund

(cost $17,617,000)	17,617,000 [c]	**17,617,000**

**Investment of Cash Collateral for
Securities Loaned--11.3%**

Registered Investment Company;

Dreyfus Institutional Cash
    Advantage Fund

(cost $78,771,509)	78,771,509 [c]	**78,771,509**
Total Investments (cost $741,255,562)	**110.6%**	**770,310,492**
Liabilities, Less Cash and Receivables	**(10.6%)**	**(73,646,499)**
Net Assets	**100.0%**	**696,663,993**

a   All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan
    is $74,647,457 and the total market value of the collateral held by the fund is $78,771,509.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.